Part II: Activities off the Broker-Dealer Operator and its Affiliates

Item 2: Affiliates Trading Activities on the ATS

a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*

☒ Yes ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The following are Affiliates of eBX LLC ("eBX") that may directly submit trading interest to the ATS, including the type of entity and the Affiliate's MPID:

~~i. Credit Suisse Securities (USA) LLC (Registered Broker-Dealer, FBCO);~~

i. ~~ii.~~ Citigroup Global Markets Inc. (Registered Broker-Dealer, SBSH);

ii. ~~iii.~~ Merrill Lynch, Pierce, Fenner & Smith Incorporated (Registered Broker-Dealer, MLWM and MLMA);

iii. ~~iv.~~ National Financial Services LLC (Registered Broker-Dealer, NFSC); and

iv. ~~v.~~ BofA Securities, Inc. (Registered Broker-Dealer, MLCO, MLTL, MLUA and MLZR).

Each Affiliate may submit trading interest as agent or principal.

b. *If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?*

☒ Yes ☐ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

c. *Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ Yes ☒ No

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?*

☐ Yes ☒ No

If yes, respond to the request in Part III, Item 16 of this form.

Item 6: Activities of Service Providers

a. *Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?*

☒ Yes ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

eBX is the operator of the LeveL ATS. Additionally, eBX provides outsourced technology support and development to third-parties ("Outsourced Technology Services"), including to Luminex Trading & Analytics LLC ("Luminex") in connection with Luminex's operation of the Luminex ATS. For clarity, eBX's operation of the LeveL ATS and its Outsourced Technology Services are separate business lines of eBX.

Personnel in eBX's technology and operations departments who are responsible for the technology development and day-to-day operation of the ATS (collectively "Technology and Operations Personnel"), including technology maintenance, support and regulatory reporting services, may have access to confidential trading information on the ATS. This includes information regarding open trading interest and recent execution and cancellation information.

Certain members of Technology and Operations Personnel also support eBX's Outsourced Technology Services business. In supporting the Outsourced Technology Services business, Technology and Operations Personnel provide services at the direction of the outsourced client that are largely similar to the services they provide in support of the LeveL ATS, including technology development, support and maintenance, day-to-day operational support and regulatory reporting services. At this time, eBX provides Outsourced Technology Services to Luminex in connection with Luminex's operation of the Luminex ATS. In connection with providing Outsourced Technology Services to Luminex, Technology and Operations Personnel may have access to confidential trading information relating to trading activity on the Luminex ATS.

eBX is an affiliate of Nasdaq, Inc. ("Nasdaq") and its subsidiaries (such entities, excluding eBX, the "Nasdaq Entities"). While eBX is an affiliate of Nasdaq, no employee of any Nasdaq Entity ("Nasdaq Personnel") is involved in the operation of the ATS. Further, no employee of eBX is separately an employee of any Nasdaq Entity, nor is any employee of eBX involved in the operation of any national securities exchanges operated by a Nasdaq Entity (the "Nasdaq Securities Exchanges").

As noted below, Nasdaq services the operations of the FINRA/NASDAQ TRF Carteret and the Nasdaq Securities Exchanges are participants in the committees that operate each Securities Information Processor ("SIP") feed. eBX reports transactions effected in the ATS to the FINRA/NASDAQ TRF Carteret and utilizes market data disseminated by the SIP feed in determining the relevant NBBO for each transaction effected in the ATS.

b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

☒ Yes   ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

The LeveL ATS servers are located at the Equinix NY data center. Equinix, as host of the data center, provides cross connects and related connectivity to the ATS. See Part III Item 6 for additional information.

All transactions effected on the ATS are reported to the FINRA/NASDAQ TRF Carteret. See Part III Item 21 for additional information.

Pursuant to a fully-disclosed clearing agreement between eBX and BofA Securities, Inc. ("BofA"), BofA clears and settles all transactions executed on the ATS. See Part III Item 22 for additional information.

The ATS utilizes data provided by the SIP feeds in determining the relevant NBBO for each security. See Part III Item 23 for additional information.

c. *If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?*

☒ Yes   ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

BofA provides clearance and settlement services to eBX. BofA is a subscriber to the LeveL ATS and may submit trading interest to the LeveL ATS. BofA may use any of the ATS functionality disclosed in this Form ATS-N.

Nasdaq operates the FINRA/NASDAQ TRF Carteret. Additionally, the Nasdaq securities exchanges are participants in the committees that operate each SIP feed.

d. *If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

N/A

Item 7: Protection of Confidential Trading Information

a. *Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:*

   i. *written standards controlling employees of the ATS that trade for employees' accounts; and*

   ii. *written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION:

eBX's sole brokerage business is the operation of the ATS. eBX also provides Outsourced Technology Services, including in connection with Luminex's operation of the Luminex ATS.

Access to the ATS systems is controlled by user credentials, passwords and security certificates assigned by eBX. Access to individual parts of the LeveL ATS trading systems (e.g., to subscriber confidential trading information) is permissioned at the user level. The only employees of eBX with the ability to view open order interest in the LeveL ATS are certain members of eBX's Technology and Operations Personnel. eBX's Technology and Operations Personnel are located in eBX's Charleston, SC office. All other personnel are located in eBX's Boston, MA office. eBX's Boston, MA and Charleston, SC offices both require keycard access for entry.

eBX may grant access to proprietary or confidential information within the LeveL ATS after ensuring an employee or contractor has, where appropriate, undergone a background check and signed non-disclosure and confidentiality agreements. eBX's CCO reviews all requests for access to ensure that the requested access is appropriate given the individual's anticipated responsibilities at eBX. eBX policy prohibits personnel with access to subscriber confidential trading information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operation of the ATS or its compliance with applicable rules and regulations. eBX policy prohibits Technology and Operations Personnel from sharing LeveL ATS subscriber confidential trading information with Luminex personnel **or Nasdaq Personnel**.

eBX's network configuration utilizes Access Control Lists to limit access from a specific source IP to a specific destination IP. The ATS servers are kept in a secure data center located in NJ which restricts access to essential authorized personnel. Authorized personnel must identify themselves with a government issued Photo ID.

While subscriber confidential trading information is not encrypted within the secured ATS systems, such information is encrypted when exported to third-parties (e.g., for clearance and settlement).

Upon request, eBX will provide subscribers with contra-party execution reports relating to the subscriber's own activity in the ATS and the categorization of its contra-parties. These reports are provided on a two-week delayed basis (*i.e.*, no execution noted in any such report will have occurred within the two weeks prior to the report date). Subscribers may also request that the FIX messages disseminated to the subscriber in connection with each execution in the ATS identify, as applicable, (i) whether the subscriber's order was deemed to provide or remove liquidity, (ii) whether the subscriber executed against itself, (iii) whether the subscriber executed against a third-party (rather than against itself) and (iv) whether the subscriber's Firm Order executed against a Firm-Up Order. Additionally, eBX makes certain aggregated monthly order and execution statistics available on its website. Subscribers may not opt-out from having their information included in these reports.

EMPLOYEE TRADING:

eBX's compliance department obtains from each eBX employee, upon hire, a list of each of the employee's personal and related accounts held at other broker-dealers and makes arrangements to ensure the direct receipt of copies of statements and confirms. Current employees are required to notify eBX compliance of any brokerage accounts opened post-hire and must certify, on an annual basis, that they have identified all brokerage accounts to eBX compliance. eBX policy prohibits employees from maintaining accounts with broker-dealers that do not agree to directly provide eBX copies of the employee's account statements and trade confirmations.

eBX compliance reviews all employee trade confirmations and account statements received for indications of misuse of subscriber confidential trading information, including excessive trading and entering and exiting a position on the same day.

<u>AFFILIATION WITH NASDAQ:</u>

<u>Nasdaq owns a minority interest in eBX. eBX and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public confidential trading information between eBX and the Nasdaq Entities (including, for clarity, the sharing of ATS subscriber confidential trading information with any Nasdaq Entity, and the sharing of non-public trading information of any Nasdaq Securities Exchange with eBX). Further, eBX personnel and Nasdaq Personnel are subject to policies and procedures</u>

that are designed to preserve the independent governance and operation of the LeveL ATS and the Nasdaq Securities Exchanges.

The Nasdaq Securities Exchanges and the ATS utilize wholly separate technology and systems. Nasdaq Personnel do not have access to ATS systems, and eBX personnel do not have access to the systems used in the operation of the Nasdaq Securities Exchanges. eBX does not share any office space with any Nasdaq Entity. eBX policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq Personnel are restricted from accessing eBX premises and systems, and from obtaining order, execution and other system data relating to eBX's operations.

b. *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ Yes ☐ No

If yes, explain how and under what conditions.

A subscriber may request that eBX identify the subscriber as counter-party to transactions with one or more designated subscribers. A subscriber wishing to permission the above disclosure (the "Consenting Subscriber") must identify to eBX, via email, those subscribers eligible to receive reports identifying transactions to which the Consenting Subscriber was counter-party (the permissioned subscribers, the "Designated Subscribers"). eBX may thereafter notify the Designated Subscriber of each transaction to which the Consenting Subscriber was counter-party (i) upon request of the Designated Subscriber or (ii) on an order-by-order basis as part of the FIX messages disseminated to the Designated Subscriber. eBX sales personnel notify Designated Subscribers of their "permissioned" status via email. Additionally, the identities of (i) the individual who "staged" the permissioning election and (ii) the individual who accepted the election are electronically recorded in eBX's user database.

Subscribers may permission eBX sales personnel not otherwise involved in the operation of the ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis (*e.g.*, executions, cancellations and related order information) for the purpose of providing trading analytics and similar reports (whether to the subscriber itself or, where directed by the subscriber, to a third-party). Such permissioning must be made or confirmed via email to the subscriber's sales coverage team.

c. *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ Yes ☐ No

If yes, explain how and under what conditions.

A Consenting Subscriber may remove any Designated Subscriber (*i.e.*, instruct eBX to cease notifying the Designated Subscriber of transactions to which the Consenting Subscriber was counter-party) by notifying eBX. Such election must be made or confirmed via email to the subscriber's sales coverage team.

Subscribers who had previously granted permission for eBX sales personnel not involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis in order provide post trade reports may withdraw their consent at any time, for any reason, by notifying eBX. Such election must be made or confirmed via email to the subscriber's sales coverage team.

eBX attempts to process the above requests without any unreasonable delay.

d. *Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.*

As noted in Part II Item 7(b) above, certain Technology and Operations Personnel, due to their involvement in operating the ATS, have the ability to directly access and view open order interest in the LeveL ATS. This includes (i) personnel who support the ATS' network operations, (ii) personnel who support the ATS' software development and (iii) members of eBX's operations support desk who provide "customer support" services.

Technology and Operations Personnel involved in operating the ATS may access both live order information and execution data across subscribers, including the identity of the subscriber that submitted an order and the parties to a transaction. Such Technology and Operations Personnel may also support eBX's Outsourced Technology Services offering, further discussed at Part II Item 6 above.

Members of eBX's compliance and legal departments may review subscriber confidential trading information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues. However, compliance and legal personnel do not have direct access to such information and, instead, are provided such information by Technology and Operations Personnel upon request.

Part III: Manner of Operations

Item 2:   Eligibility for ATS Services

a. *Does the NMS Stock ATS require Subscribers to be registered broker-dealers?*

☒ Yes   ☐ No

b. *Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?*

☒ Yes   ☐ No

If yes, list and provide a summary of the conditions.

Prior to being granted access to the LeveL ATS, all prospective subscribers must:

(1) Complete a new account form;

(2) Provide all required supporting documentation (*e.g.*, formation documents, Form BD);

(3) Submit an account application listing key management and beneficial owners; and

(4) Execute a subscriber agreement and any other relevant agreement applicable to the services to be provided to the client.

eBX does not admit natural persons as subscribers to the ATS. eBX, in its sole discretion, may restrict a prospective subscriber from accessing the ATS services due to legal, credit or other concerns, including without limitation:

1. Suspension or expulsion from an SRO;
2. Credit risk;
3. Existence of regulatory settlements; and
4. Negative news reports relating to the prospective subscriber.

Any Nasdaq Entity is not eligible to become a subscriber to the ATS.

c. *If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?*

☒ Yes   ☐ No

If no, identify and describe any differences.

d. *Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?*

☒ Yes   ☐ No

Item 3: Exclusion from ATS Services

    a. *Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?*

    ☒ Yes   ☐ No

    If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

    eBX, in its sole discretion, may restrict a current subscriber from accessing the ATS services due to legal, credit or other concerns, including without limitation::

        1. Suspension or expulsion from an SRO;
        2. Failure to maintain broker-dealer registration;
        3. Failure to make timely and proper settlement of transactions;
        4. Failure to deliver funds or securities as required;
        5. Credit risk;
        6. Existence of regulatory settlements; and
        7. Negative news reports relating to a subscriber.

    For clarity, and as separately noted in response to Part III Item 2 above, any Nasdaq Entity is not eligible to become a subscriber to the ATS.

    b. *If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?*

    ☐ Yes   ☒ No

    If no, identify and explain any differences.

    eBX may exercise its discretion in determining whether to restrict a current subscriber from accessing a service of the ATS, including in determining whether to restrict a subscriber from submitting or interacting with Conditional Orders. For instance, eBX personnel will assess negative news events on a subscriber-by-subscriber basis and may apply different standards in determining whether to exclude, in whole or in part, a subscriber from the ATS services due to such news events.